Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended March 31,
	2015	2014
Earnings Computation:
Earnings before income taxes	$407,243	$416,053
Fixed charges	40,217	23,129
Total earnings as adjusted	$447,460	$439,182

Fixed Charges Computation
Interest Expense	$33,479	$17,745
Assumed interest element included in rent expense	6,738	5,384
Total fixed charges	$40,217	$23,129

Ratio of earnings to fixed charges	11.1	19.0